Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 14 DATED FEBRUARY 19, 2009

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, as supplemented by supplement no. 13 dated February 11, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our investment in two participation interests in a first mortgage loan.

Investment in One Liberty Plaza Notes

On February 11, 2009, we, through an indirect wholly owned subsidiary, purchased at a discount, two promissory notes secured by a first lien mortgage (the “One Liberty Plaza Notes”) for $66.7 million plus closing costs from Goldman Sachs Mortgage Company, a seller unaffiliated with us or our advisor. We funded the acquisition with proceeds from this offering.

The borrower under the One Liberty Plaza Notes is Brookfield Properties OLP Co. LLC (the “Borrower”), which is not affiliated with us or our advisor. The One Liberty Plaza Notes are two of six pari-passu participation interests created in connection with an $850 million first mortgage loan obtained by the Borrower on August 8, 2007. The property securing the loan is a 53-story, Class A office building located in lower Manhattan. The office building contains approximately 2,186,163 rentable square feet, including approximately 17,305 square feet of retail space. At January 31, 2009, the building was approximately 99% leased.

The initial maturity date of the One Liberty Plaza Notes is August 6, 2017. Given the discounted purchase price and the contractual interest rate on the notes, the yield of this investment is projected to be 15.0%. Monthly installments on the One Liberty Plaza Notes are interest-only until August 2011; for the final six years of the notes, principal on the loan amortizes on a 30-year amortization schedule.

The One Liberty Plaza Notes may be defeased but not prepaid after August 2010. During the four months prior to the maturity date, the One Liberty Plaza Notes may be prepaid in whole but not in part.

Pursuant to an intercreditor/servicing agreement, the right to payment under the loan is on a pro-rata pari passu basis between the six noteholders. The intercreditor/servicing agreement provides that the holder of the A-1 Note, which we did not acquire, shall act as the directing lender for most decisions with respect to the loan. The intercreditor/servicing agreement also provides for the loan to be serviced by a third-party servicer, which is not affiliated with us or our advisor. Under the intercreditor/servicing agreement, the servicer has broad administrative rights concerning the enforcement, administration and servicing of the loan, subject to certain rights of the directing holder.

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